                                                                                                                                    P.O. Box 2600

                                                                                                                                    Valley Forge , PA 19482-2600

                                                                                                                                    610-669-2689

                                                                                                                                    nathan_m_will@vanguard.com

February 11, 2011

Brion Thompson, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard Trustees’ Equity Fund

Dear Mr. Thompson:

The following responds to your comments of February 2, 2011 on the post-effective amendment of the above-referenced registrant (the “Trust”) and its series, Vanguard International Value Fund (the “Fund”).  You commented on Post-Effective Amendment No. 53, which was filed on December 23, 2010 pursuant to Rule 485(a).

Comment 1:   Prospectus – More on the Fund – Investment Advisors

Comment:       In your transmittal letter, you stated that the purpose of filing this Post-Effective Amendment was to change the compensation benchmark for Hansberger Global Investors, Inc., one of the investment advisors to the Fund.  Please explain why this change did not require shareholder approval.

Response:        Pursuant to an exemption granted by the Commission, the Fund’s Board of Trustees may amend the terms of an advisory agreement without prior approval from shareholders.  See Vanguard Convertible Securities Fund, et al., File No. 812-12380, May 29, 2003 (Notice) and June 25, 2003 (Order).

Comment 2:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       Describe how the Fund diversifies its assets in companies located outside the United States and among developed and emerging markets.

Response:        As stated in the Fund’s primary investment strategies, the Fund is expected to invest across developed and emerging markets in Europe, the Far East, and Latin America. The Fund’s shareholder reports describe in more detail the Fund’s holdings for the relevant period. The most recent shareholder report, dated October 31, 2010, showed that the Fund invested in 32 countries, with allocations of 52.3% to companies located Europe, 23.3% to companies located in the Pacific region, 21.3% to Emerging Markets, and 3.1% to North America.

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Comment 3:   Prospectus – Fund Summary – Primary Investment Strategies

Comment:       Unless the Fund is advised by or sold through an insured depository institution, delete the sentence stating that “an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the [FDIC] or any other governmental agency.”

Response:        The Fund may be sold through depository institutions.  Therefore, we will retain this disclosure.

Comment 4:   Prospectus – More on the Fund – Security Selection

Comment:       Please explain why The Vanguard Group, Inc. (Vanguard) is not named as an advisor to the Fund in the Fund Summary.

 Response:       Vanguard is not named as an advisor to the Fund pursuant to Instruction 2 to Item 5(a) of Form N-1A, which provides that  a Fund having three or more sub-advisers need not identify those sub-advisers that do not manage significant portions (less than 30%) of the Fund’s net assets.

Comment 5:   Statement of Additional Information -- Board

Comment:       Please include the information required by Item 17(b) regarding the leadership structure of the Fund’s board of trustees and why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

Response:        We feel that the current disclosure adequately responds to Item 17(b).  Therefore, we will retain this disclosure.

Comment 6:   Statement of Additional Information – Trustees’ Compensation Table

Comment:       Please specify the number of Vanguard Funds for which the Trustees are compensated for their services as required by Item 17(c), Instruction 6 of Form N-1A.

Response:        We have modified the disclosure as requested.

Comment 7:   Summary Prospectus – Incorporation by Reference

Comment:       Please include the legend that will appear on the Fund’s summary prospectus indicating certain information that will be incorporated by reference.

Response:        The following legend will appear on the Fund’s summary prospectus:  “The Fund's statutory Prospectus and Statement of Additional Information dated February 23, 2011, are incorporated into and made part of this Summary Prospectus by reference.

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Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•     Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2689 with any questions or comments regarding the above responses and explanations.

Sincerely,

Nathan Will

Associate Counsel

The Vanguard Group, Inc.

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